

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2012

Via U.S. Mail
Mr. Ezequiel Sirontinsky
Chief Financial Officer
Petaquilla Minerals Ltd.
475 West Georgia Street, Suite 410
Vancouver, British Columbia, Canada
V6B 4M9

>   **Re: Petaquilla Minerals Ltd.**
>   **Form 20-F for the Fiscal Year Ended May 31, 2011**
>   **Filed September 12, 2011**
>   **File No. 000-26296**

Dear Mr. Sirontinsky:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended May 31, 2011

Plant, Property and Equipment page 28

1. We note your statement indicating that you have stockpiled 25,088 ounces of gold for a future leach pad project. Material that has been stockpiled for future processing should be reported in terms of tons and grade with an explanation regarding the likelihood of recovering the contained metal. For instance, please tell us the level of feasibility that has been performed in regards to the recovery of the metal in your stockpiled material.

2. In addition, please tell us how this material has been valued in your financial statements. In this regard, we note your disclosure of a value of $8,498,801 of ore stockpiles on page 96 of your filing.

Mine Operations page 33

3. Please include additional disclosure regarding your annual production including tons, grade, and contained ounces for material mined and milled pursuant to the Instructions to Item 4.D of Form 20-F. This information should also include facility capacities and utilizations.

Resource and Reserve Estimates page 38

4. In reference to your 6-K furnished to the Commission on May 9, 2012, we note your statement in Exhibit 99.1 that the new Molejon report supersedes all information previously reported. Please tell us if the resource and reserve disclosure in your filing is to be relied upon and, if necessary, provide a detailed comparison of the numbers reported in your filing and your most recent information. Based on your response you may need to modify your disclosure.

5. Our understanding on paragraph 2.2 of National Instrument 43-101 is that mineral resources and mineral reserves should be reported by category with the corresponding grade and quantity of each category. Please advise and modify your disclosure accordingly.

6. Please disclose the material information association with the determination of your mineral resources and mineral reserves pursuant to paragraph (1)(a) of the Instructions to Item 4.D of Form 20-F. This information should include the commodity price, the operating costs, the cut-off grade, the mining and milling recoveries and losses, and any other information that is material to the calculation of your mineral reserves.

7. Please disclose your mineral resources and mineral reserves to correspond to your fiscal year end. In addition, for each year of commercial production at your Molejon Mine, please tell us the production and reserve numbers that were used corresponding to the assets that were depleted, depreciated, or amortized based on units-of-production.

Item. 5 Operating and Financial Review and Prospects, page 43

Operating Results, page 44

8. Please expand the discussion of the your operating results to include the specific reasons and factors contributing to the material changes in revenues and cost of sales between your annual periods presented to comply with the Instructions to Item 5 of Form 20-F.

9. We note, in the last paragraph on page 44, that you attribute the increase in office administration expenses to the fact that all costs incurred by your subsidiary Panama Desarrollo De Infraestructuras, were capitalized to mineral properties prior to the commencement of production. Please address the following points:

- Describe the nature of these office administration costs, explaining how they relate to the derivation of future economic benefits to your mineral properties.

- Quantify the amount of these costs that you capitalized in each period presented as well as the aggregate amounts capitalized to mineral properties as of May 31, 2011.

- Clarify whether these costs are expensed as administrative expenses or production costs in your statement of operations for the year ended May 31, 2011.

Non-GAAP Measures page 55

10. We are unable to reconcile the cash costs per ounce to the total cost of sales per your consolidated financial statements. Please provide us with a detailed reconciliation of your cash costs per ounce to your consolidated financial statements and modify your disclosure accordingly.

Financial Statements

Note 2 - Summary of Significant Accounting Policies and Basis of Presentation

Mineral properties, page 93

11. We note that you deplete the capitalized costs related to your mineral properties using the unit-of-production method over the estimated economic life of the mine to which it relates. Please clarify the amortization base that you are using in your calculation of depletion on both a Canadian and US GAAP basis.

Asset retirement obligation, page 94

12. We note your disclosures indicating that at the end of each reporting period, you adjust your asset retirement obligations for changes in the estimated future cash flow underlying your initial fair value measurements. Please clarify whether you utilize an adjusted market based discount rate in performing your periodic revaluation of your asset retirement obligations, quantifying the impacts to your financial statements prepared on a USGAAP basis.

Note 14 – Deferred Services and Materials Provided to IMN Resources Inc, page 100

13. We note your disclosures indicating that you recognized a gain of $3,153,394 upon the expirations of your service agreement with Minera Panama S.A. ("MPSA") during the year ended May 31, 2011. Please tell us how you recognized service revenue and deferred service revenue on this arrangement prior to its expiration, describe the services and timing of the services that you were obligated to perform in each of the three years

the arrangement was in force and how you determined that the obligation of $3,153,394 no longer existed at May 31, 2011 and that it was appropriate to recognize a gain.

Note 27 – Deferred Revenue, page 114

14. We note your disclosure indicating that you entered into a Forward Gold Purchase Agreement with Deutsche Bank, AG ("Deutsche Bank") which provided you with $45,000,000 of gross proceeds in September 2010. We understand that you used these proceeds to pay down $25,997,426 and $13,952,574 of principal and interest related to your Convertible Notes and Senior Secured Notes that were in default at the time. We also understand that as a condition to the agreement the holders of the notes were required to enter into an inter-creditor agreement with the company which prevented them from exercising their rights under default provisions, subordinated the note holders' security to the security granted to Deutsche Bank under the Forward Gold Purchase Agreement and eliminated the requirement to make principal and interest payments through March 2011. Please address the following points:

- Confirm whether our understanding of the events described above is accurate; and

- Tell us how you considered FASB ASC Section 470-60 in determining whether the arrangement constituted a troubled debt restructuring under USGAAP.

15. We further note that you have a total recorded obligation to deliver 66,650 ounces of gold valued at $42,636,909. This appears to be approximately $691 per ounce. Tell us how you valued the initial obligation of gold ounces to be delivered per this arrangement, how you determined the classification of current versus non-current liabilities and how you plan to account for any changes in the valuation of this obligation. Tell us how your accounting complies with Canadian GAAP and how you considered this valuation under US GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650 or Melissa N. Rocha, Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining